Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Governance and Compensation Committee of the
Airgas, Inc. Board of Directors:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-136463 and No. 333-174883) of Airgas, Inc. of our report dated March 30, 2012 with respect to the statements of financial position of the Airgas, Inc. Deferred Compensation Plan II as of December 31, 2011 and 2010, and the related statements of changes in plan equity for each of the years in the three-year period ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Airgas, Inc. Deferred Compensation Plan II.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 30, 2012